ARTEC CONSULTING CORP.

Allmandring str. 22d - 31

Stuttgart, Germany 70569

Tel. (702) 879-4245

Email: artecconsultingcorp@gmail.com

March 26, 2013

Mr. Edward M. Kelly

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Artec Consulting Corp.

Registration Statement on Form S-1

Filed February 19, 2013

File No. 333-186732

Dear Mr. Edward M. Kelly:

Artec Consulting Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated March 18, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 19, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Our response: We do not believe that we are a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that we can be classified as a company having “no or nominal operations”. Our management has specific background experience in international trade as stated in the S-1. From inception, the Registrant’s management has devoted a significant amount of time to form the company and to develop its business plan. In furtherance of the Registrant’s planned business, the Registrant’s management researched and analyzed the existing floor material distribution industry. As a result we came to conclusion that our product is innovative, there is a demand for crystal white glass floor tile and there is opportunity to build a profitable business. In addition, on January 4, 2013 we have executed a a Marketing and Sales Distribution Agreement with Guangdong Stone Trading Co., Ltd. a private Chinese company that agreed to supply us with the product. The Registrant does not believe that the above-mentioned activities and the various other activities it has undertaken in the furtherance of its planned business can be classified as having “no or nominal operations”.

2. Disclosures indicate that you are a development stage company with nominal operations consisting primarily of organizational activities since your formation in August 2012, no revenues to date, dependence upon proceeds from this offering, no arrangements for additional financing, and the expectation of significant losses into the foreseeable future. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or otherwise explain to us why Rule 419 does not apply to this offering.

Our response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is distribution of crystal white glass floor tile in Europe. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

3. Advise us of all other registration statements of companies for which your sole director and officer may have acted as a promoter or in which your sole director and officer had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Our response: Our sole director and officer has never acted as a promoter or had a controlling interest in any other companies.

Registration Statement’s Facing Page

4. Our EDGAR system indicates that your primary standard industrial classification code number is 5030. Please revise.

Our response: We have revised our primary standard industrial classification code number.

5. Update your EDGAR company profile to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices in Stuttgart, Germany.

Our response: We have updated our EDGAR company profile.

Prospectus Cover Page

6. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Our response: We have revised our disclosure in accordance with the comments of the commission.

As “An Emerging Growth Company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements, page 11

7. Please revise your disclosure in the first paragraph on page 12, and elsewhere in the filing where this disclosure appears, to correctly state that you will maintain emerging growth company status for up to five years or until, among other things, the earliest of the total annual gross revenues is $1 billion or more, or if the market value of your shares held by non-affiliates is $700 million or more.

Our response: We have revised our disclosure in accordance of the comments of the commission.

Develop Our Website, page 18

8. Disclosures that the website development costs will be $2,000, $3,000 if 75% of the shares are sold, and $4,000 if 100% of the shares are sold is inconsistent with disclosures on pages 14 and 19 that the website development costs will be $3,000, $4,000 if 75% of the shares are sold, and $5,000 if 100% of the shares are sold. Please reconcile the disclosures.

Our response: We have reconciled the disclosures.

Negotiate agreements with potential wholesale customers, page 18

9. You disclose that at beginning of your operations, you plan to “focus primarily on larger chain stores that sell various types of building materials… that are responsible for marketing and selling any kind of flooring.” Please enhance your disclosure by discussing the market barriers that you anticipate encountering in becoming a distributor to large established chain stores, considering your lack of operating history and experience in being a distributor of crystal white glass floor tile.

Our response: We have discussed the market barriers that we anticipate encountering in becoming a distributor to large established chain stores.

General, page 21

10. Disclosure that you established a fiscal year end of November 30 is inconsistent with disclosure in note 3 to the financial statements that you adopted a fiscal year end of January 31. Please reconcile the disclosures.

Our response: We have reconciled our disclosures in accordance of the comments of the commission.

11. On page 22 you disclose that you will be distributing your product in the “European market to wholesale customers.” Please revise your disclosure to better define your geographic market by identifying countries or specific regions where you first intend to distribute your product and why you believe that there is a demand for your product in a given market. We may have additional comments following review of your response.

Our response: We have revised our disclosure to better define our geographic market and to discuss why we believe that there is a demand for our product in a given market.

Marketing, page 22

12. To help investors better assess your competitive advantage, please supplement your disclosure by providing an objective standard for your statement that you “offer a high quality and innovative product, while maintaining reasonable prices.” Disclose how your pricing compares to that of competing products currently available on the market.

Our response: We have deleted our statement that we “offer a high quality and innovative product, while maintaining reasonable prices.” We have also disclosed how our pricing compares to that of competing products currently available on the market.

Directors, Executive Officers, Promoter and Control Persons, page 26

13. With respect to your sole director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for Artec Consulting Corp. in light of the business and structure of the company. See Item 401(e)(1) of Regulation S-K. In addition, please identify the names of companies for which Ms. Padaletc has provided consulting services in the last five years.

Our response: We have revised this section in accordance with the comments of the commission.

Certain Relationships and Related Transactions, page 28

14. To the extent that Ms. Padaletc may be considered a control person or a promoter of the company, please expand your disclosure to the extent necessary to comply with all material requirements of Item 404(c) and (d) of Regulation S-K.

Our response: We have expanded our disclosure in accordance with the comment of the commission.

15. We note the disclosures relating to an oral transaction evidencing the advancement of funds by Ms. Padaletc to the company, a verbal agreement with Ms. Padaletc to loan, if necessary, the company funds to complete the registration process, and Ms. Padaletc’ s provision of office space free of charge to the company. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Please advise, or otherwise file as an exhibit to the registration statement the written description of your oral arrangements with Ms. Padaletc in accordance with the requirements of Item 601(b)(10)(iii) of Regulation S-K.

Our response: We have filed as an exhibit to the registration statement the written description of our oral arrangements with Ms. Padaletc.

Plan of Distribution, page 29

16. Please tell us more about the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Ms. Padaletc solicit the investors through direct mailings and/or through personal contacts? How will she identify those who might have an interest in purchasing shares? Please provide us supplementally copies of any materials that Ms. Padaletc intends to use in this regard as well as file a copy of the subscription agreement that you reference in the “Procedures for Subscribing” on page 30 as an exhibit to the registration statement.

Our response: Ms. Padaletc will sell the shares directly to family, friends, business associates and acquaintances; therefore she will easily identify those who might have an interest in purchasing shares. Ms. Padaletc does not intend to use any materials other than S-1 registration statement. We have filed a copy of the subscription agreement as an exhibit to the registration statement.

17. Please expand your disclosure here to explain how your sole officer and director will be able to rely on the safe harbor from broker-dealer registration as set forth in Exchange Act Rule 3a-41.

Our response: We have revised our disclosure in accordance of the comments of the commission.

18. Please address the applicable requirements of Regulation M for this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission’s website.

Our response: In response to this comment we have addressed the applicable requirements of Regulation M for this offering.

Legal Matters, page 32

19. Please provide counsel’s address as required by paragraph 26 of Schedule A to the Securities Act.

Our response: We have provided counsel’s address.

Please direct any further comments or questions you may have to the company at artecconsultingcorp@gmail.com or to the company's legal counsel Mr. Scott Olson, Esq. at:

Scott Olson, Esq.

Attorney at Law

274 Broadway, Costa Mesa, CA 92627

Tel. (310) 985-1034

Fax (310) 564-1912

Email: sdoesq@gmail.com

Thank you.

Sincerely,

/S/ Elizaveta Padaletc

Elizaveta Padaletc, President